Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity
SAMSON OIL & GAS LIMITED

ABN
25 009 069 005

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	123,529,412

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Ordinary fully paid shares

+ See chapter 19 for defined terms.
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Appendix 3B
New issue announcement

4
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
The shares issued will rank equally with existing fully paid ordinary shares from the date of allotment.

5	Issue price or consideration	3.4 cents per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund drilling programs on the Company’s oil properties in the U.S and to provide general working capital.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised
		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,433,238,733 341,777,163	Ordinary Fully Paid Options exercisable at 1.5 cents, expiring 31 December 2012

+ See chapter 19 for defined terms.
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Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	6,500,000	Options exercisable at 45 cents, expiring on 30/05/2011

		5,379,077	Options exercisable at 30 cents each expiring on 10 October 2012

		2,000,000	Options exercisable at 25 cents each expiring on 11 May 2013

		1,000,000	Options exercisable at 20 cents each expiring on 30 November 2013

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change from existing policy in ordinary shares

Part 2 -  Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

+ See chapter 19 for defined terms.
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Appendix 3B
New issue announcement

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

+ See chapter 19 for defined terms.
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Appendix 3B
New issue announcement

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)
(a)	√	Securities described in Part 1

(b)
All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	If the securities are equity securities the names of the 20 largest holders of the additional securities and the number and percentageof additional securities hld by those holders

36
If the securities are equity securities a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.
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Appendix 3B
New issue announcement

40
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•      the date from which they do
•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.
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Appendix 3B
New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

▪	The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

▪	There is no reason why these securities should not be granted quotation.

▪	An offer of the securities for sale within 12 months after there issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

▪
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

▪	If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 3 May 2010
(Company secretary)

Print name:	D.I. Rakich

== == == == ==

+ See chapter 19 for defined terms.
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